                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               ________________


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               October 13, 2000

                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "RIVIERSTAETE" AMSTELDIJK 166
                      1079 LH AMSTERDAM, THE NETHERLANDS
                   (Address of principal executive offices)


                                ______________


   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


             Form 20-F     X                    Form 40-F _________
                       ---------


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes _________                 No     X
                                                      ---------


     (If "Yes" is marked, indicate below the file number assigned to the
     registrant in connection with Rule 12g3-2(b): 82-   N/A.)
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AD HOC DISCLOSURE

     The ad hoc disclosure filed by the registrant with the Frankfurt Stock Exchange on October 13, 2000, regarding the appointment of a new member of management of the registrant, is attached to this report as Appendix A.


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                IFCO SYSTEMS N.V.
                                (Registrant)


Date: October 24, 2000          By:  /s/ Edward E. Rhyne
                                    ----------------------
                                    Edward E. Rhyne
                                    Executive Vice President and General Counsel
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                                                                      APPENDIX A

IFCO Systems N.V. appoints Michael W. Nimtsch new global Chief Financial Officer

IFCO Systems N.V. announced today that it has appointed Michael W. Nimtsch (43) as the new global Chief Financial Officer (CFO) and as a member of the Management Board. Mr. Nimtsch is located in IFCO Systems' Munich-Pullach offices and is responsible for finance, financial reporting and controls and investor relations. With that, IFCO Systems has established the central contact person for investors and analysts in Europe.

Before joining IFCO Systems, Mr. Nimtsch served as chief financial officer of ETG J. Froschl & Co. GmbH & Co. KG, an electrical infrastructure materials supplier. During Mr. Nimtsch's tenure with this company, its sales increased from $203 million (1991) to $1.1 billion (2000).

IFCO Systems' former Chief Financial Officer, Vance Maultsby, has been appointed Senior Executive Vice President - Corporate Finance and will have responsibility for growth financing and mergers and acquisitions. As first priority, this ensures the best sale of the company's U.S. pallet manufacturing business, a consequence of IFCO Systems' new strategic alignment to a pure service provider.

Mr. Nimtsch's appointment completes IFCO Systems' management team and concludes six months of successful integration following the acquisition of PalEx. The company's management will now be entirely focused on operational growth.


Munich/Houston, on 13 October 2000

Executive Management


Please direct your questions/queries to:

german communications dbk AG                    IFCO Systems
Jorg Bretschneider                              Michael  W. Nimtsch
Holzdamm 28-32, 20099 Hamburg,                  Zugspitzstr. 15, 82049 Pullach
Tel.: 040/46 88 33-0, Fax: 040/47 81 80         Tel.: 089/74491-201. Fax: -299